Mail Stop 3561

June 20, 2008

Richard Ryan
Senior Vice President and Chief Financial Officer
SEACOR Holdings Inc.
2200 Eller Drive
P.O. Box 13038
Fort Lauderdale, FL 33316

> **Re: SEACOR Holdings Inc.**
> **File No. 001-12289**
> **Form 10-K: For the Fiscal Year Ended December 31, 2007**

Dear Mr. Ryan:

We have reviewed the above referenced filing and have the following comments. We believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Form 10-K: For the fiscal year ended December 31, 2007

Management's Discussion and Analysis, page 37

Liquidity and Capital Resources, page 52

1.   We note that as of December 31, 2007, you have an obligation of approximately $109 million related to the short sale of marketable securities. We believe you should revise your disclosures to discuss the liquidity that such sales have provided you in each period and the use of your capital resources that may be required to close these short positions.

Notes to the Consolidated Financial Statements, page 82

Note 5: Acquisitions and Dispositions, page 96

2.   We note that certain of your 2007 and 2006 acquisitions provide for the selling stockholders to receive additional consideration based upon certain performance standards subsequent to the acquisition date. Please tell us, and revise to disclose, how you account for such amounts. As part of your response to us please provide us with the terms of any contingent consideration arrangement with each selling stockholder, whether such selling stockholder became an employee upon or after the acquisition, and your accounting for the contingent consideration. Refer to EITF 95-8 and paragraph 34 of SFAS 141 for guidance.

* * * * *

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Patrick Kuhn at 202-551-3308 or Lyn Shenk at 202-551-3380 with any questions. You may also call me at 202-551-3816.

                                        Sincerely,

                                        Joseph Foti
                                        Senior Assistant Chief Accountant